Exhibit A

September 5, 2008	Trading Symbol – TSX-V: GOT

Golden Oasis Announces Non-Brokered Private Placement

Vancouver, British Columbia ... Golden Oasis Exploration Corp. (TSX-V:GOT) announces that it has arranged a non-brokered private placement of 2,500,000 Units at a price of $0.10 per Unit for gross proceeds of $250,000. Each Unit will consist of one common share and one share purchase warrant. Each warrant will entitle the holder to purchase one additional common share of the Company at a price of $0.25 for a period of 18 months.

The private placement is subject to TSX Venture Exchange (the “Exchange”) acceptance and required regulatory approvals. All of the securities issued pursuant to this offering will have a hold period expiring four months after the closing date.

The net proceeds of the private placement will be added to working capital and will be applied towards the Company’s 2008 drilling programs for its Toiyabe Project located in Lander County, Nevada, and its Lone Ranch Project in Ferry County, Washington.

A finder’s fee will apply in this transaction in the form of 8% in cash and 10% in warrants to be issued on the same terms as the private placement warrants, in accordance with the policies of the Exchange.

The Company did not proceed with a previously announced private placement (see press release of June 27, 2008).

Golden Oasis is dedicated to the principles of environmentally sound mining practices and believes that environmental stewardship and mining can co-exist. Details on the Company and its properties are available on SEDAR at www.sedar.com and the Company’s website at www.goldenoasis.ca.

ON BEHALF OF THE BOARD

Signed "Robert Eadie"
Robert Eadie, Chief Executive Officer and Director

For further information, please contact: Robert Eadie
Telephone: 1-604-602-4935 / Toll Free: 1-866-602-4935
Facsimile: 1-604-602-4936 / Website: www.goldenoasis.ca

The TSX Venture Exchange has not reviewed nor does it accept responsibility for the adequacy or accuracy of this press release.

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750 - 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada V6C 3B6
Telephone: (604) 602-4935 Fax: 602-4936 Website: www.goldenoasis.ca E-mail: talk@goldenoasis.ca